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                           Columbia Funds Series Trust
                     Columbia Funds Master Investment Trust
                    Columbia Funds Variable Insurance Trust I
                           Banc of America Funds Trust

January 9, 2007

VIA EDGAR

U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Columbia Funds Series Trust (File No. 811-09645)
    Columbia Funds Master Investment Trust (File No. 811-09347)
    Columbia Funds Variable Insurance Trust I (File No. 811-08481) Banc of America Funds Trust (File No. 811-21862)
    (the "Registrants")

Ladies and Gentlemen:

On behalf of the Registrants, enclosed for filing, pursuant to Rule 17g-1 (the "Rule") under the Investment Company Act of 1940, as amended (the "1940 Act"), are the following documents:

     1) a copy of the Registrants' Fidelity Bond for the period October 31, 2006 through October 31, 2007, attached as Exhibit 1;

     2) a copy of the resolutions of each Registrant's Board of Trustees approving the amount, type, form and coverage of the Fidelity Bond and the portion of the premium paid by each of the Registrants, attached as Exhibit 2;

     3) a copy of the Agreement pursuant to Rule 17g-1 dated as of October 31, 2006, entered into pursuant to paragraph (f) of the Rule, attached as
          Exhibit 3; and

     4) a statement showing the amount of the single insured bond that each Registrant would have provided and maintained had it not been named as an insured under a joint insured bond, attached as Exhibit 4.

Please contact me at (617) 772-3672 if you have any questions.

Sincerely,


/s/ James R. Bordewick, Jr.
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James R. Bordewick, Jr.
Secretary

CC: Ty Edwards